Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (Euro amounts have been translated into U.S. dollar amounts using the exchange rate of US$1.4670 = EUR 1.00, the noon buying rate for Euro for cable transfers in New York City on November 14, 2007, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$0
Fiscal Agent’s fee, including printing and engraving Bonds	126,807
Printing expenses	30,000
Legal fees and expenses	180,000
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	14,256

Total	$351,063